Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Six Months Ended December 31,		Fiscal Year Ended June 30,
	2006	2005	2006	2005	2004	2003	2002
EARNINGS
Income from continuing operations before income taxes	$566,422	$379,564	$899,958	$738,271	$472,956	$286,608	$218,036

Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	37,773	33,714	71,278	62,482	67,183	75,068	75,994
Amortization of deferred loan costs	743	1,159	1,888	1,457	2,293	1,786	1,357
Portion of rents representative of interest factor	12,805	10,754	25,609	21,507	21,213	20,585	20,509
Equity share of losses of companies for which debt obligations are not guaranteed	879	211	897			2,895	6,078
Amortization of previously capitalized interest	139	134	304	280	291	291	297

Income as adjusted	$618,761	$425,536	$999,934	$823,997	$563,936	$387,233	$322,271

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$37,773	$33,714	$71,278	$62,482	$67,183	$75,068	$75,994
Capitalized interest		40
Amortization of deferred loan costs	743	1,159	1,888	1,457	2,293	1,786	1,357
Portion of rents representative of interest factor	12,805	10,754	25,609	21,507	21,213	20,585	20,509

Fixed charges	$51,321	$45,667	$98,775	$85,446	$90,689	$97,439	$97,860

	12.06x	9.32x	10.12x	9.64x	6.22x	3.97x	3.29x